SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 15, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on April 15, 2003.

PRESS RELEASE

Amsterdam, 15 April 2003

General Meeting of Shareholders adopts annual accounts 2002

•	Dividend for 2002 set at EUR 0.97 per depositary receipt for an ordinary share
•	Changes in corporate governance approved
•	Appointment of Messrs. Hoffmann and Kok as Members of the Supervisory Board met with general approval

Dividend

Today, the Annual General Meeting of Shareholders ING Groep N.V. (AGM) adopted the 2002 annual accounts and declared a dividend for 2002 of EUR 0.97 per (depositary receipt for an) ordinary share as proposed (2001: EUR 0.97).

Taking into account the interim dividend of EUR 0.48, made payable in September 2002, the final dividend was set at EUR 0.49 per (depositary receipt for an) ordinary share. The pay-out ratio as a percentage of distributable net profit will be 44.1% (2001: 44.1%).

The AGM also approved the introduction of optional stock/cash dividend as from the final dividend 2002. Holders of (depositary receipts for) ordinary shares can decide to take up the final dividend 2002 entirely in cash or in (depositary receipts for) ordinary shares. Shareholders can select their option from 17 April through 9 May 2003. The exchange ratio will be based on the weighted average ING share price over the period of 12 through 16 May. The exchange ratio stock/cash will be announced on 17 May at the latest. ING intends to fully fund the cash element by selling to the market the depositary receipts that would have been issued if stock had been chosen instead of cash. The value of the dividend in cash will be 0 to 4% lower than the dividend in stock.

On 17 April 2003, the ING share will be quoted ex final dividend 2002. The final dividend will be made payable on 23 May 2003.

New corporate governance
The AGM also adopted the company’s proposals to change ING’s corporate governance. The changes relate to the application of the voluntary Dutch large company regime by ING and the influence of depositary receipt holders and shareholders.

— continued on page 2 —

As a result, ING Groep N.V. will no longer apply the Dutch large company regime at group level, but at the level of ING Netherlands. The management of ING Netherlands will be the first point of contact for the Central Workers Council. Also, a separate Supervisory Board will be established for ING Netherlands.

Furthermore, the AGM adopted proposals to extend the influence and say of depositary receipt holders and shareholders in decision-making:

–	All voting right restrictions for shareholders and depositary receipt holders will be lifted;
–	Depositary receipt holders will be able to exchange their depositary receipts for ordinary shares without any restrictions;
–	Depositary receipt holders will be able to transfer their proxy to a third person, who may also collect proxies (‘proxy sollicitation’);
–	This year’s AGM was the first occasion on which Dutch holders of depositary receipts could vote through ‘Communicatiekanaal Aandeelhouders’ (Communications Channel Shareholders). ING is investigating possibilities to extend proxy voting.

Changes in Supervisory Board composition
The AGM also approved the appointment of Messrs. Wim Kok and Claus Dieter Hoffmann as members of the Supervisory Board. The Dutch supervisors De Nederlandsche Bank and the Pensioen-en-Verzekeringskamer gave their approval at an earlier stage. It was also agreed to reappoint Messrs. Paul van der Heijden, Aad Jacobs and Jan Timmer as members of the Supervisory Board of ING Group.

Mrs Lutgart van den Berghe and Mr. Mijndert Ververs stepped down from the Supervisory Board of ING Group today, having reached the maximum term of 12 years. Mr. Hans Tietmeyer also stepped down as a Supervisory Board member, having reached the age limit.

As from today, the Supervisory Board of ING Group is composed as follows:
Cor Herkströter, Chairman
Luella Gross Goldberg
Paul van der Heijden
Claus Dieter Hoffmann
Aad Jacobs
Wim Kok
Godfried van der Lugt
Paul Baron de Meester
Johan Stekelenburg
Jan Timmer
Karel Vuursteen

Press enquiries: ING Group, Ward Snijders, +31 20 541 6522

SIGNATURE

                             Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  April 15, 2003